Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Experts,”  “Summary Consolidated Financial and Operating Data,” and “Selected Consolidated Financial Data” and to the use of our report dated April 9, 2010, except for note 22 as to which the date is                   , 2011, in Amendment No. 9 to the Registration Statement (Form S-1 No. 333-167370) and related Prospectus of Tornier B.V. for the registration of its ordinary shares.

The foregoing consent is in the form that will be signed upon completion of the reverse split of the ordinary shares of Tornier B.V. as described in note 22 to the consolidated financial statements which will take place prior to the effective date of the Registration Statement.

/s/ Ernst & Young LLP
Minneapolis, MN

January 18, 2011